Room 4561

June 15, 2005

Mr. Scott Newman
President and Chief Executive Officer
Conversion Services International, Inc.
100 Eagle Rock Avenue
East Hanover, New Jersey 07936

Re: **Conversion Services International, Inc.**
        Schedule 14A filed May 27, 2005
        File No. 0-27519

Dear Mr. Newman:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Exchange Act has been included.

        Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3 – Directors' Proposal to Amend the Certificate of Incorporation..., p. 11

1.   We note that in many instances, the effect of the reverse split and the reduction in authorized shares will be an effective increase in the number of authorized shares available for future issuance. In particular, the combination of a one-for-50 split and a

reduction in authorized shares to 75,000,000 would be nearly a four-fold increase in authorized shares. Please revise your disclosure to discuss the resulting change in authorized shares and any related risks and to include a chart indicating the effects on the issued shares, unissued but reserved shares and unreserved shares available for future issuance for the full range of reverse split ratios and reductions in authorized shares. Further, we note your discussion on page 12 of the various factors in determining the ratio and the reduction each on a separate basis. Please discuss the factors to be considered, if any, when making the decisions on the ratio and the reduction in light of their relationship to each other.

2. Please discuss any plans you may have with respect to any proportional increase in authorized shares.

3. Please advise us whether and how you have complied with the requirements of Section 262(b) of the General Corporation Law of Delaware with respect to your proposal and prospective amendment to your charter. Section 262(b) requires the board of directors to "adopt a resolution setting forth the amendment proposed, declaring its advisability" and that at the meeting called to consider the amendment, "a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment." As a note, it does not appear that your disclosure indicates whether the board of directors adopted any amendment nor does it appear to request stockholders to approve the amendment.

4. We note your disclosure at the top of page 15 which states that "the stated capital component will be reduced to an amount between one-twentieth (1/20) and one-fiftieth (1/50) of its present amount." Please reconcile this disclosure with your planned reverse stock split ratio of between one-for-10 to one-for-50.

5. We note that certain holders who are entitled to fractional shares will not receive such shares. Please clarify your disclosure to specifically state whether fractional shares below one-half will be cashed out and address how you have complied with the requirements under Section 155 of the General Corporation Law of Delaware. In addition, please disclose the minimum number of holders of record after the reverse stock split and whether the reverse stock split is a first step in a going private transaction.

Equity Compensation Plan Disclosure, p. 23

6. You disclose that a table setting forth certain information related to your equity compensation plan would be included in this section. It appears, however, that such a table is missing from the disclosure. Please advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- the company is responsible for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile</u>

Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole LLP
370 Lexington Avenue, 19th Floor
New York, New York 10017
Telephone: (212) 370-1300
Facsimile: (212) 370-7889